October 2, 2017

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”)
          File Nos. 333-218851, 811-23067

Dear Mr. Minore:

This letter responds to your comments, provided by e-mail on July 20, 2016, regarding the above captioned Registration Statement on Form N-2 submitted by the Fund on June 20, 2017 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

The Offering

The disclosure in this section briefly highlights the terms of the Series A Term Preferred Stock (the “Preferred Stock”) offering. However, the last sentence refers to the fact that the Fund’s common stock is not listed on an exchange. Accordingly, please move the last sentence to a different location of the prospectus to avoid any confusion regarding which of the Fund’s securities are being offered through this prospectus.

Response:  The Prospectus has been revised as requested.

Separately, the staff notes that the Fund is currently engaged in a continuous offering of shares of its common stock. In your response letter, please advise the staff regarding the Fund’s plans to update that prospectus; for example, to reflect the increase in expenses that the Fund’s common shareholders must now bear resulting from the offering and servicing of the Fund’s Preferred Stock; to describe the competing liquidity needs resulting from the redemption features of the Preferred Stock and the required quarterly offers to repurchase shares of its common stock; and to provide any additional updates, as applicable.

Response:  The Fund will update the prospectus relating to its continuous offering of common shares (SEC File No: 333-204886) (the “Common Stock Prospectus”) on or prior to the time that it commences selling efforts for the Preferred Stock. In this regard, the Fund will provide in its annual update to the Common Stock Prospectus an expense table which reflects the anticipated effects of the Preferred Stock offering on common stockholders, an update to the “Use of Leverage” section to further describe the competing liquidity needs resulting from the redemption features of Preferred Stock and the required quarterly repurchases of common stock, and any additional updates, as applicable.

The reference to “Joint Book-Running Managers” should be changed to “Underwriters.”

Response:  The Prospectus has been revised to reference the lead book-running manager as “Underwriter.”

Prospectus Summary

Please file with the next pre-effective amendment to this N-2, the Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Stock referenced in the first paragraph. We may have further comments.

Response:  The Fund has filed a form of the Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Stock as an appendix to the Statement of Additional Information in the pre‑effective amendment to this Registration Statement.

Prospectus Summary—Priority of Payment

Expand the disclosure to clarify that, subject to the asset coverage requirements of the Investment Company Act of 1940, the Fund may issue indebtedness that is senior in right of payment to the Preferred Stock without the vote or consent of the Preferred Stockholders.

Response:  The Fund has expanded the disclosure in this section (which has been renamed “Ranking”) to clarify that the Fund has issued indebtedness, and may in the future issue indebtedness, that is senior in right of payment to the Preferred Stock, which senior indebtedness may be issued without the vote or consent of preferred stockholders. In addition, the Fund has added a cross-reference in this section to “Subordination Risk.”

Delay in Redemption Risk

The disclosure states that, if the Fund is unable to obtain sufficient liquidity prior to the Mandatory Redemption Date, it may be forced to engage in a partial redemption or delay a required redemption, and that this may also adversely affect the market price of the Preferred Stock. We note that, as an interval fund, the Fund is required to offer to repurchase shares of its common stock on a quarterly basis. Expand the risk disclosure, as needed, to address the additional impact of these quarterly repurchase offers on the Fund’s liquidity needs.

Response:  The Fund has added the following language in this risk factor to address the additional impact that the quarterly repurchase offers could have on the Fund’s liquidity needs:

“In addition, as an interval fund, the Fund has adopted a fundamental policy to conduct quarterly repurchase offers for the outstanding shares of its common stock. As a result of the foregoing, the Fund may lack sufficient liquidity to make scheduled dividend payments or fully redeem the Series A Term Preferred Stock on the Term Redemption date. If the Fund is unable to obtain sufficient liquidity, it may be forced to delay scheduled dividend payments or redemptions.”

Leverage Risks

The last paragraph of this risk factors states that if the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to holders of the Common Shares relative to the circumstance if the Fund had not reduced leverage. Nevertheless, the Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and Common Share price if the prediction were to turn out to be correct, and determine not to reduce leverage. Please revise to provide a plain English version of this disclosure and also to make clear the likely impact on holders of Preferred Stock.

Response:  The Fund has revised this language to clarify the likely impact on holders of Preferred Stock as well holders of Common Stock The paragraph now reads as follows.

“Changes in the future direction of interest rates are very difficult to predict accurately. Since the economic downturn that began in 2007, interest rates have remained low. However, because longer-term inflationary pressure may result from the U.S. government’s fiscal policies and other challenges, because of the historically low interest rate environment in which the Fund now operates and because the Federal Reserve has currently ceased its quantitative easing program, interest rates may rise, rather than fall, in the future. Any reduction in the level of rate of return on new investments by the Fund relative to the rate of return on the Fund’s current investments, and any reduction in the rate of return on the Fund’s current investments, could adversely impact the Fund’s net investment income, reducing the Fund’s ability to service the interest obligations on, and to repay the principal of, the Fund’s indebtedness, as well as its capacity to pay distributions. While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit shareholders. If the Fund were to reduce leverage based on a prediction about future increases to interest rates, and that prediction turned out to be incorrect, the reduction in leverage could negatively impact the income and/or total returns to holders of the Common Shares and the ability of the Fund to pay dividends to holders of the Series A Term Preferred Stock relative to the circumstance where the Fund had not reduced leverage. Conversely, in a rising interest rate environment, any leverage that the Fund incurs may bear a higher interest rate than any previously contracted for leverage. There may not, in such circumstances, be a corresponding increase in the Fund’s investment income.

The Fund also may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for preferred stock or other leverage securities issued by the Fund. These guidelines may impose asset coverage or Fund composition requirements that are more stringent than those imposed by the 1940 Act.”

Use of Proceeds

The disclosure states that any net proceeds from the sale of Preferred Stock will be invested in accordance with the Fund’s investment objective and policies. In your response letter, please confirm that no part of the net proceeds from this offering will be used as a return of capital to any of the Fund’s shareholders.

Response:  The Fund confirms that no part of the net proceeds from this offering will be used as a return of capital to any of the Fund’s shareholders.

Description of Series A Term Preferred Stock

The material terms of the Preferred Stock should be summarized in this section of the prospectus. Accordingly, in the first sentence of this section, please replace the phrase “a brief description” with the phrase “a summary of the material terms.” Also expand the disclosure presented in this section, if needed, to ensure that material terms are, in fact, summarized therein.

Response:  The language has been revised as requested.

U.S. Federal Income Tax Matters

The prospectus discussion includes references to Chapman and Cutler LLP as having given the Fund its opinion on several tax matters described in this section, as well as in other sections of the prospectus and the SAI. Accordingly, please file as an exhibit to the registration statement the consent of Chapman and Cutler LLP consenting to the prospectus and SAI discussion of its opinion regarding these tax matters.

Response:  The Fund will file the requested exhibit to the registration statement.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response:  The Fund’s offering of preferred stock is exempt from FINRA’s corporate financing rule.

The disclosure at the bottom of page 175 states that shares of the Fund’s common stock as being subject to the terms of the “lock-up.” Please clarify whether this in any way affects the Fund’s ability to continuously offer and/or repurchase shares of its common stock.

Response:  The language discussing the Fund’s common stock being subject to the terms of the “lock-up” has been removed.

The disclosure on page 177 notes that certain underwriters may make a market in shares of the Series A Preferred Stock. In your response letter, please confirm that any underwriter or other person making a market in the Preferred Stock will not be affiliated with the Fund. In the alternative, pleas register the market-making transactions of such affiliates.

Response:  The Fund confirms that any underwriter or other person making a market in the Preferred Stock will not be affiliated with the Fund.

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the majority of the Fund’s Board of Trustees.

Response:  The Fund has taken note of the signature requirements of Section 6(a).

* * *

Tandy Acknowledgment

In connection with the Fund’s Registration Statement, the Fund acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484; Walter Draney at (312) 845-3273 or the undersigned at (312) 845-3850.

Very truly yours,

Chapman and Cutler LLP

By /s/ Chapman and Cutler LLP

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.